Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

(All dollar amounts are expressed in United States dollars unless otherwise specified)

TORONTO, ONTARIO, August 3, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today declared a third quarter dividend of $0.045 per share.  Shareholders of record at the close of business on Friday, September 30, 2011 will be entitled to receive payment of this dividend on Friday, October 14, 2011.  The dividend is an “eligible dividend” for Canadian tax purposes.

On May 10, 2011, the Board of Directors approved an increase in the Company’s annual dividend to $0.18 per share or $0.045 per share per quarter.  This represents a 50 percent increase over the prior annual dividend of $0.12 per share, or $0.03 per share per quarter.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.  The Company plans to continue this trend of returning greater value to shareholders in cash as earnings, cash flow and cash balances continue to increase.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com